SECURI 04001420 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

2/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8193

FEB 26 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. E. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Gulf Tower
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15219-1908 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Vadas Evancho (412) 391-4594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

9401 McKnight Road (Address) Pittsburgh (City) Pennsylvania (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. E. Powell & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lynn A. Kunz, Notary Public
City Of Pittsburgh ... heny County
My Commissi... Sept. 27, 2007
Member ... ociation Of Notaries

Signature

Treasurer / CCO
Title

Lynn A. Kunz
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. Powell & Company, Inc.

Financial Statements
For The Year Ended
December 31, 2003
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
January 15, 2004

E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 36,815
DEPOSIT WITH CLEARING ORGANIZATION	50,000
RECEIVABLE FROM CLEARING ORGANIZATION	314,741
SECURITIES OWNED:	
Marketable, at market value	184,757
Not readily marketable, at estimated fair value	106,201
PREPAID EXPENSES	2,756
FURNITURE AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $170,163	15,209
TOTAL	$ 710,479

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 22,413
Securities sold, not yet purchased, at market value	141,423
Total liabilities	163,836
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 100,000 shares authorized, 72,928 shares issued and outstanding	729,284
Deficit	(182,641)
Total stockholders' equity	546,643
TOTAL	$ 710,479

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Net dealer inventory and investment gains	$ 1,135,380
Commissions and fees	810,858
Mutual funds - direct sales	100,017
Interest and dividends	17,485
Total revenues	2,063,740
EXPENSES:	
Employee compensation and benefits	1,510,807
Other operating	353,127
Commissions and clearance fees	176,296
Occupancy	75,843
Quotation services	63,989
Communications and data processing	58,975
Taxes, other than income taxes	2,340
Interest	2,291
Total expenses	2,243,668
LOSS BEFORE INCOME TAXES	(179,928)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (179,928)

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

DEFICIT AT DECEMBER 31, 2002	$ (2,713)
NET LOSS	(179,928)
DEFICIT AT DECEMBER 31, 2003	$ (182,641)

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (179,928)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	10,076
(Increase) decrease in:	
Receivable from clearing organization	(7,047)
Securities owned	38,918
Prepaid expenses	316
Increase (decrease) in:	
Accounts payable and accrued expenses	(359)
Securities sold, not yet purchased	127,541
Net cash used in operating activities	(10,483)
CASH FLOWS USED IN INVESTING ACTIVITIES,	
Purchase of property and equipment	(2,637)
DECREASE IN CASH	(13,120)
CASH, BEGINNING OF YEAR	49,935
CASH, END OF YEAR	$ 36,815
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 2,291

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains detailed customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

REVENUES

Generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. The Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2003.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Interest is earned on the amounts receivable throughout the year and is charged on amounts payable throughout the year.

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

RECEIVABLE FROM CLEARING ORGANIZATION

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

INVESTMENTS

Investments in marketable securities are recorded at market value in the statement of financial condition. Investments in securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are included in net income in the accompanying statement of income.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Depreciation is computed using straight-line *and accelerated methods over the estimated service lives of the depreciable assets.*

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. For 2003 and 2002 there were no material financial statement and tax differences.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consisted of trading and investment securities. Fair value of these securities at December 31, 2003 and 2002 are summarized as follows:

	2003		2002	
	OWNED	SOLD, NOT YET PURCHASED	OWNED	SOLD, NOT YET PURCHASED
State and municipal obligations	$ 9,857	$ -	$ 4,950	$ -
Corporate stocks	277,801	141,423	321,626	13,882
Stock warrants	3,300	-	3,300	$ -
	$290,958	$ 141,423	$329,876	$ 13,882

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Estimated fair value of securities not readily marketable consisted of the following at December 31, 2003 and 2002:

	2003	2002
Equities	$106,201	$164,783

3. INCOME TAXES

The differences between the actual provision for income taxes and the amount expected by applying the federal statutory income tax rate of 34% to loss before income taxes are reconciled below:

Expected income tax benefit	$(61,176)
Increase (decrease) resulting in:	
State tax benefit, net of federal benefit	(11,863)
Surtax and other differences	2,846
Change in valuation allowance	70,193
Actual provision for income taxes	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant temporary differences are the difference between the book and tax basis of the Company's furniture and equipment and net operating loss carryforwards. The net deferred income tax asset (liability) is as follows:

Deferred tax assets:	
Federal net operating loss carryforward	$55,408
State net operating loss carryforward	23,693
Total deferred tax asset	79,101
Deferred tax liability,	
Depreciation	(1,407)
Total deferred tax liability	77,694
Valuation allowance - net operating losses	(77,694)
Total	$ -

The Company established a valuation allowance for deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The increase in the deferred tax asset valuation allowance is primarily due to the taxable loss.

The Company has federal net operating loss carryforwards of approximately $163,000. These carryforwards expire between 2021 and 2023.

The Company has state net operating loss carryforwards of approximately $237,000. These carryforwards expire from December 31, 2007 to December 31, 2013.

4. OPERATING LEASES AND COMMITMENT

The Company entered into an operating lease for the use of office space. Rent expense was $75,843. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2003 are as follows:

YEAR ENDING DECEMBER 31:	
2004	$75,603
2005	18,901
Total	$94,504

5. LITIGATION

During 1999, the Company was named as a defendant in a civil suit filed under federal and state securities laws and related common laws. This claim was settled in 2003 for $200,000. This amount is included as a component of other operating expenses in the accompanying statement of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $389,956, which was $139,956 in excess of its required net capital of $250,000. The Company's net capital ratio was .06 to 1 at December 31, 2003.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $100,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

9. RETIREMENT PLAN

The Company sponsors a Simple IRA plan. Employer contributions were $10,821.

10. EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 546,643
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Securities not readily marketable	106,201
Furniture and equipment, net	15,209
Other assets	2,906
Other deductions and/or charges	124,316
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	422,327
HAIRCUTS ON SECURITIES (COMPUTED, WHERE APPLICABLE, PURSUANT TO RULE 15c3-1 (f))	
Trading and investment securities:	
Debt securities	690
Other securities	28,615
Total	29,305
Undue concentrations	3,066
Total	32,371
NET CAPITAL	$ 389,956

E.E. POWELL & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES,	
Accounts payable and accrued expenses	$ 22,413
Total liabilities	22,413
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 22,413

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)	$ 1,494
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 139,956
EXCESS NET CAPITAL AT 1000%	$ 387,715
RATIO AGGREGATE INDEBTEDNESS TO NET CAPITAL	.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 389,956
Net audit adjustments	-
NET CAPITAL, PER ABOVE	$ 389,956

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
E. E. Powell & Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of E. E. Powell & Company, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
January 15, 2004